UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF January 2026

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 9, 2026, following the conclusion of an appeals process, the New York Stock Exchange (“NYSE”) announced that the American Depository Shares (the “Securities”) of XINYUAN Real Estate, Co., Ltd. (the “Company”) would be delisted from the NYSE. The delisting is a result of the NYSE’s determination on September 3, 2025 that the Company no longer satisfied the NYSE’s continued listing standard relating to market capitalization.

As a result of the delisting, on January 19, 2026 the Company began the process of completing the initial steps and required disclosures to facilitate trading of its Securities on the OTC Markets platform. The Company intends for its Securities to be quoted on the OTCID Basic Market, subject to completion of the applicable onboarding and eligibility processes with OTC Markets Group, Inc.

The Company will provide further disclosures regarding its trading activity on the OTC Markets platform as additional information becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: January 20, 2026	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer